MEDIES

4 Fall Park Court

Leeds

West Yorkshire

LS13 2LP

United Kingdom

August 8, 2022

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:           Jennie Beysolow

Re:      MEDIES

Registration Statement on Form S-1

Registration Number 333-264308

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MEDIES (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-264308), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on August 10, 2020, or as soon as practicable thereafter.

Sincerely,

Kenneth Tindall

Chief executive officer

MEDIES

cc: Mont E. Tanner, Esq.